EXHIBIT 3.2

CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MEDGENICS, INC.

It is hereby certified that:

1.  The name of the corporation (hereinafter called the "corporation") is Medgenics, Inc.

2.  The corporation's Amended and Restated Certificate of Incorporation, which was previously filed with the Secretary of State of the State of Delaware on December 3, 2007, is hereby amended by deleting ARTICLE XII thereof in its entirety.

3.  The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and by the written consent of the holders of issued shares of capital stock of the corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

Dated as of the 4th day of June, 2009

Medgenics, Inc.

/s/ Andrew L. Pearlman
Andrew L. Pearlman, President